Exhibit 4
August 23, 2010
Board of Governors of the Federal Reserve System
20th Street and Constitution Avenue, N.W.
Washington, D.C. 20551
Attention: Patricia A. Robinson
Assistant General Counsel
RE:	Warburg Pincus Proposed Investment in Sterling Financial Corporation
Dear Ms. Robinson:
Warburg Pincus (as defined below) respectfully submits this letter to the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) to confirm our acceptance of the passivity commitments below. These commitments are being submitted in connection with the materials provided by Warburg Pincus Private Equity X, LP (“WP X”), to the Federal Reserve Board relating to the proposed investment by Warburg Pincus Private Equity X, LP in Sterling Financial Corporation (the “Company”) on the terms set forth in the Investment Agreement, dated as of May 25, 2009, as amended by the First Amendment to the Investment Agreement, dated as of August 19, 2010, between WP X and the Company.
Warburg Pincus & Co., together with Warburg Pincus Private Equity X, L.P., its top-tier general partner, Warburg Pincus X LLC, and any other entities controlled by Warburg Pincus Partners LLC or Warburg Pincus & Co. (collectively, “Warburg Pincus”) will not, without the prior approval of the Federal Reserve Board or its staff, directly or indirectly:
1.	Exercise or attempt to exercise a controlling influence over the management or policies of the Company or any of its subsidiaries;
2.	Have or seek to have more than one representative of Warburg Pincus serve on the board of directors of the Company or any of its subsidiaries;
3.	Permit any representative of Warburg Pincus who serves on the board of directors of the Company or any of its subsidiaries to serve (i) as the chairman of the board of directors of the Company or any of its subsidiaries, (ii) as the chairman of any committee of the board of directors of the Company or any of its subsidiaries, (iii) as a member of any committee of the board of directors of the Company or any of its subsidiaries if the Warburg Pincus representative occupies more than 25 percent of the seats on the committee, or (iv) as a member of any committee of the board of directors of the Company with authority to act on behalf of the full board of directors between formal meetings, with authority to oversee all of the committees of the board of directors, or with responsibility for internal audit;

4.	Have or seek to have any employee or representative of Warburg Pincus serve as an officer, agent, or employee of the Company or any of its subsidiaries;
5.	Take any action that would cause the Company or any of its subsidiaries to become a subsidiary of Warburg Pincus;
6.	Own, control, or hold with power to vote securities that (when aggregated with securities that the officers and directors of the Warburg Pincus own, control, or hold with power to vote) represent 25 percent or more of any class of voting securities of the Company or any of its subsidiaries;
7.	Own or control equity interests that would result in the combined voting and nonvoting equity interests of the Warburg Pincus and its officers and directors to equal or exceed 25 percent of the total equity capital of the Company or any of its subsidiaries, except that, if Warburg Pincus and its officers and directors own, hold, or have the power to vote less than 15 percent of the outstanding shares of any classes of voting securities of the Company, Warburg Pincus and its officers and directors may own or control equity interests greater than 25 percent, but in no case more than 33.3 percent, of the total equity capital of the Company or any of its subsidiaries;
8.	Propose a director or slate of directors in opposition to a nominee or slate of nominees proposed by the management or board of directors of the Company or any of its subsidiaries;
9.	Enter into any agreement with the Company or any of its subsidiaries that substantially limits the discretion of the Company’s management over major policies and decisions, including, but not limited to, policies or decisions about employing and compensating executive officers; engaging in new business lines; raising additional debt or equity capital; merging or consolidating with another firm; or acquiring, selling, leasing, transferring, or disposing of material assets, subsidiaries, or other entities;
10.	Solicit or participate in soliciting proxies with respect to any matter presented to the shareholders of the Company or any of its subsidiaries;
11.	Dispose or threaten to dispose (explicitly or implicitly) of equity interests of the Company or any of its subsidiaries in any manner as a condition or inducement of specific action or non-action by the Company or any of its subsidiaries; or
12.	Enter into any other banking or nonbanking transactions with the Company or any of its subsidiaries, except that Warburg Pincus may establish and maintain deposit accounts with the Company, provided that the aggregate balance of all such deposit accounts does not exceed $500,000 and that the accounts are maintained on substantially the same terms as those prevailing for comparable accounts of persons unaffiliated with the Company.
With respect to the Investors (as defined below), Warburg Pincus also certifies that:
13.	To its knowledge, Warburg Pincus is not an affiliate of any other investor in the proposed transaction with the Company (individually, each an “Investor,” and, collectively, the “Investors”);

14.	Warburg Pincus has reached its decision to invest in the Company independently from the other Investors;
15.	To its knowledge, Warburg Pincus is not managed or advised by an investment manager or investment advisor who performs the same services for any other Investor;
16.	Warburg Pincus (including any subsidiary or affiliate of a Warburg Pincus) has not engaged and will not engage as part of a group consisting of substantially the same entities as the Investors, in substantially the same combination of interests, in any additional banking or nonbanking activities or business ventures in the United States without prior consultation with the Board;
17.	Warburg Pincus has not and will not enter into any agreements or understandings with any other Investor to act in concert for the purpose of exercising a controlling influence over the Company or any of its subsidiaries, including, but not limited to, any agreements or understandings regarding the voting or transfer of shares of the Company; and
18.	Any director representing Warburg Pincus will not collude or conspire with any other directors or shareholders of the Company with respect to the exercise of any director’s voting rights. Nothing in this commitment shall limit a director’s ability to exercise its legitimate duties/rights as a director of the Company, including the ability to consult with other directors and shareholders as appropriate.
The terms used in these commitments have the same meanings as set forth in the Bank Holding Company Act of 1956, as amended (“BHC Act”), and the Board’s Regulation Y. For purposes of these commitments, “Investor” includes any subsidiary or affiliate of the Investor.
Nothing in these commitments releases the Warburg Pincus from compliance with the Change in Bank Control Act and the Board’s regulations thereunder for any subsequent acquisition or increase in the percentage ownership of any class of voting shares of the Company.
Warburg Pincus understands that these commitments constitute conditions imposed in writing in connection with the Board’s findings and decisions related to Warburg Pincus’s acquisition of up to 24.9 percent of the voting shares of the Company, including a determination that no filing under the BHC Act is required for this transaction by Warburg Pincus, and, as such, may be enforced in proceedings under applicable law.
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Should you have any questions or comments with respect to this matter, please contact our counsel, Mitchell S. Eitel or Andrew R. Gladin of Sullivan & Cromwell LLP, at (212) 558-4960 and 212 558-4080, respectively.

WARBURG PINCUS PRIVATE EQUITY X, L.P.
By:	Warburg Pincus X L.P., its general partner
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Daniel Zilberman
	Name:	Daniel Zilberman
	Title:	Authorized Signatory

WARBURG PINCUS X, L.P.
By:	Warburg Pincus X LLC, its general partner
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Daniel Zilberman
	Name:	Daniel Zilberman
	Title:	Authorized Signatory

WARBURG PINCUS X LLC
By:	Warburg Pincus Partners LLC, its sole member
By:	Warburg Pincus & Co., its managing member

By:	/s/ Daniel Zilberman
	Name:	Daniel Zilberman
	Title:	Authorized Signatory